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Exhibit 99.2

January 26, 2009

Mr. Rich Parma
Edge Petroleum Corporation
1301 Travis, Suite 2000
Houston, Texas 77002

      Re:
      Edge Petroleum Corporation
      Mestena Grande Properties
      "As of" January 1, 2009

Dear Mr. Parma:

        At your request, we have prepared estimates of the future reserves and projected net revenues for the Mestena Grande Area property interests owned by Edge Petroleum Corporation (Edge), "As of" January 1, 2009. This report was prepared utilizing spot prices as posted on December 31, 2008, as per SEC guidelines. The subject properties are located in Jim Hogg and Brooks Counties, Texas.

        Our conclusions, as of January 1, 2009, are as follows:

	Proved—Net to Edge Petroleum Corporation
	Proved Developed
	Producing	Nonproducing	Total
Reserve Estimates
Oil/Cond., Mbbl	138.2	2.3	140.4
Gas, MMcf	7,510.4	126.0	7,636.5
NGL, Mbbl	527.1	8.8	535.9
Gas Equivalent, Mcfe	11,501.9	192.4	11,694.4
Revenues
Oil, $ (10.3)%	5,942,403	97,817	6,040,220
Gas, $ (65)%	37,662,211	615,910	38,278,125
NGL, $ (24.7)%	14,325,789	238,999	14,564,787
Total, $	57,930,398	952,725	58,883,121
Expenditures
Ad Valorem Tax, $	1,384,776	22,551	1,407,327
Severance Tax, $	2,539,342	50,693	2,590,035
Direct Operating Expense, $	15,694,847	90,023	15,784,869
Total, $	19,618,969	163,267	19,782,234
Investments
Total, $	0	85,833	85,833
Estimated Future Net Revenues (FNR)
Undiscounted FNR	38,311,441	703,625	39,015,059
FNR Disc. @10%	29,223,008	262,003	29,485,010
Allocation Percentage by Classification
FNR Disc. @10%	99.1%	0.9%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Report Qualifications

        Purpose of Report—The purpose of this report is to provide Edge with a projection of future reserves and revenues, which can be attributed to the Mestena Grande Area oil and gas properties owned by Edge.

        Scope of Work—W.D. Von Gonten & Co. was engaged by Edge to estimate and project the future reserves associated with the various properties included in this report. Once the reserves were estimated, future revenue projections were made based on a SEC constant price deck as requested by Edge.

        Reporting Requirements—Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on escalated product prices may be reported in addition to the current pricing case. Probable reserves are prohibited from use for SEC reporting purposes and should be excluded from such filings.

        The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the "as of" date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

        The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG and SPEE definitions and requirements.

        Projections—The attached reserve and revenue projections are on a calendar year basis with the first time period being January 1, 2009 through December 31, 2009.

Reserve Estimates

        Mesteña Grande Area—The Mesteña Grande Area is located in Jim Hogg County, Texas with the majority of production coming from the Queen City Formation. Mesteña Inc. and Edge are the primary operators in the area. Of the 81 properties represented herein, 75 are operated by Mesteña, Inc. and six are operated by Edge.

        Reserve estimates for the producing properties were based on a combination of 1) Extrapolation of monthly production histories, 2) Material Balance Calculations, 3) Volumetric Calculations, and 4) Analogy to offset production. Queen City wells decline in a hyperbolic nature as would be expected from a fractured tight gas reservoir. This hyperbolic trend has been observed in wells throughout the Queen City Trend, and a decline analogy has been utilized to aid in projecting remaining reserves. In all wells the future production performance was extrapolated from the daily production histories where both gas production and tubing pressures were analyzed.

        Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates.

Product Prices

        The estimated revenues shown herein were based on the effective NYMEX spot prices on December 31, 2008 of $44.60 barrel of oil and $5.710 per MMBtu of gas.

        Oil and gas pricing differentials were applied on an individual property basis to reflect actual prices received at the wellhead versus the NYMEX spot price. Pricing differentials account for transportation and processing costs, geographical differentials, quality adjustments, and any marketing bonus or deduction.

        Quality adjustments have been applied based on actual BTU factors for each well. A shrinkage factor has been applied based on production volumes versus actual sales volumes, this shrinkage accounts for any line loss or fuel usage before the actual sales point.

        All prices have been held constant throughout the life of the properties.

Operating and Capital Costs

        The monthly expense necessary to operate each well was determined based on the average of the last eight month historical Joint Interest Billing Statements as supplied by Edge. These statements date from January 2008 through August 2008.

        Capital costs necessary to perform drilling, workover and/or remedial operations were supplied by Edge in the form of detailed AFE's.

        All operating and capital costs have been held constant throughout the life of the properties.

Other Considerations

        Abandonment Costs—The cost necessary to abandon the properties were assigned an expense of zero due to the credit of the salvage value of the surface and subsurface equipment. This was verified with the abandonment of the Libre Nos. 3 & 5 in 2004. Both wells were abandoned and the credit from the equipment exceeded the costs.

        Additional Costs—Costs were not deducted for depletion, depreciation and/or amortization (a non-cash item), or federal income tax.

        Data Sources—Data furnished by Edge included basic well information, operating cost, ownership, pricing, and production information on certain leases. The remaining production histories were taken from IHS Energy data archives.

        Context—We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.

        We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expense and are not related to the reserve and revenue estimates produced in this report.

        Thank you for the opportunity to work with Edge on this project.

Respectfully submitted, William D. Von Gonten, Jr., P.E. TX# 73244

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  Exhibit 99.2